Press Release
[Graphic omitted] Ahold
                                                         Royal Ahold
                                                         Public Relations

                                                  Date:  February 24, 2003
                                  For more information:  +31 75 659 57 20

Ahold announces significantly reduced earnings expected for 2002

Financial statements for 2000, 2001 and interim results 2002 to be restated

CEO and CFO to resign

EUR 3.1 billion new funding commitments obtained to support liquidity position

Enhanced focus on debt reduction

Overview

Zaandam, The Netherlands, February 24 2003 - Ahold announces that net earnings and earnings per share under Dutch GAAP and US GAAP will be significantly lower than previously indicated for the year ended 29 December 2002. This is due primarily to overstatements of income related to promotional allowance programs at U.S. Foodservice which are still being investigated. Based on information obtained to date, the company believes that operating earnings for fiscal year 2001 and expected operating earnings for fiscal year 2002 have been overstated by an amount that the company believes may exceed US $ 500 mln, with the majority of such amount occurring in the expected operating earnings for fiscal year 2002. The overstatements of the income discovered to date will require the restatement of Ahold's financial statements for fiscal year 2001 and the first three quarters of fiscal year 2002.

In addition, the company announces that ICA Ahold, Jeronimo Martins Retail and Disco Ahold International Holdings will be proportionally consolidated under Dutch GAAP and US GAAP, commencing with fiscal year 2002. The company will also restate its historical financial statements so as to proportionally consolidate under Dutch GAAP and US GAAP ICA Ahold, Jeronimo Martins Retail, and Disco Ahold International Holdings. In addition, the historical financial statements will be restated to proportionally consolidate Bompreco and Paiz Ahold for the periods during which they were 50% owned by the company.

The company also announces that it has been investigating, through forensic accountants, the legality of certain transactions and the accounting treatment thereof at its Argentine subsidiary Disco. Because the investigation is ongoing, Ahold cannot currently quantify the full financial impact of these matters.

                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
                                                  Fax:    +31 (0)75 659 8302
http://www.ahold.com

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The Supervisory Board of Ahold announces that, in view of the above, Ahold
President and Chief Executive Officer, Cees van der Hoeven, and Chief Financial Officer, Michael Meurs, will resign. They will stay on for an appropriate period of time in order to effect an orderly transition of affairs. The Chairman of the Supervisory Board, Henny de Ruiter, has been designated to be responsible for the daily supervision of the conduct of the Executive Board and the business affairs of the company. Mr. De Ruiter currently is a member of the Supervisory Board of N.V. Koninklijke Nederlandsche Petroleum Maatschappij. In addition, he is a member of the Supervisory Boards of Aegon N.V., Beers N.V., Heineken N.V., Unilever N.V. and Wolters Kluwer N.V.

As a consequence of the matters referred to above and, in particular, the need to complete related investigations, the company has deferred the announcement of its full year results scheduled for 5th March. Ahold's auditors have also informed Ahold that they are suspending the fiscal year 2002 audit pending completion of these investigations.

Ahold has obtained EUR 3.1 billion commitments from a syndicate of banks, including a EUR 2.65 bn credit facility and a EUR 450 mln backup facility.

ADDITIONAL INFORMATION
----------------------

U.S. Foodservice overstatements
Recently, during the fiscal year 2002 year-end audit for U.S. Foodservice, significant accounting irregularities were discovered in the recognition of income including prepayment amounts related to U.S. Foodservice's promotional allowance programs. Based on information obtained to date, the company believes that operating earnings for 2001 and expected operating earnings for fiscal year 2002 have been overstated by an amount that the company believes may exceed US $ 500 mln, with the majority of such an amount occurring in the expected earnings for fiscal year 2002. Ahold's operating earnings will be impacted by the same amount.

The overstatements discovered to date will cause a restatement of the financial statements under Dutch GAAP and U.S. GAAP for fiscal year 2001 and for the first three quarters of fiscal year 2002. As a result of the complex nature of the promotional allowance programs, extensive work is continuing as part of the ongoing investigation to determine the exact amount of the overstatement for each accounting period. These irregularities do not affect net sales reported for U.S. Foodservice.

As noted above, a complete investigation ordered by the Audit Committee of Ahold's Supervisory Board is continuing by outside legal counsel and independent forensic accountants. Pending the conclusion of this investigation, certain senior executives of the U.S. Foodservice purchasing and marketing management team have been suspended.

Proportionate Consolidation
Ahold has determined that ICA Ahold, Jeronimo Martins Retail and Disco Ahold International Holdings will be proportionally consolidated under Dutch GAAP and US GAAP, commencing from fiscal year 2002. The company will also restate its historical financial statements so as to proportionally consolidate under Dutch GAAP and US GAAP ICA Ahold, Jeronimo Martins Retail and Disco Ahold International Holdings. In addition, the historical financial statements will be restated to proportionally consolidate Bompreco and Paiz Ahold for the periods during which they were 50% owned by the company. Under proportional consolidation, Ahold will consolidate its proportional share of each entity in its financial statements. Previously, the full results of these entities had been consolidated in Ahold's results with the minority share in earnings and equity then deducted, during the relevant periods. The decision to proportionally consolidate was made on the basis of information that had not previously been made available to the company's auditors.

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There is no impact of these deconsolidations on Ahold's net income, earnings per share and shareholders' equity under Dutch GAAP. The impact under U.S. GAAP is currently being reviewed.

Disco
Ahold further announced that it has been investigating, through forensic accountants, the legality of certain transactions and the accounting treatment thereof at its Argentine subsidiary Disco. The investigation to date has uncovered certain transactions that are questionable. Ahold is in the process of determining what actions it will take in response to these preliminary findings. Until the investigation is complete, the full financial impact of these findings cannot be determined. The company is reviewing the appropriate changes to be made at Disco including management changes but no final decisions have been made on those issues yet.

Liquidity
Given the nature of the issues the company is announcing and the consequent potential future impact on compliance with certain financial covenants in existing credit facilities, Ahold has obtained EUR 3.1 billion commitments from a syndicate of banks, including a EUR 2.65 billion credit facility and a EUR 450 mln backup facility to support the securitisation programs referred to below. The facility is designed to replace the existing $2 billion credit facility, under which US $ 550 mln has been drawn, as well as to provide Ahold additional lines of liquidity.

The facility is comprised of secured and unsecured tranches. Ahold will pay a credit spread over EURIBOR that will depend on Ahold's credit rating during the tenure of the facility. The facility will have a term of 364 days and will contain a financial covenant that the interest coverage ratio will not be lower than 2.5. The facility is subject to customary conditions precedent. For the unsecured tranche, certain additional conditions precedent will apply, including the delivery of audited 2002 financial statements of certain subsidiaries by May 31, 2003 and of Ahold by June 30, 2003.

In addition, the banks under U.S. Foodservice's and Alliant's receivables securitization programs that were due to expire on February 27 and 28, 2003, have agreed to extend the programs for an additional 60 days. The backup facility and the credit facility will provide adequate funds for amounts coming due in 2003 under the securitization programs if they are not further extended.

Cashflow and debt reduction
The three-year plan announced in November 2002 designed to substantially increase free cashflow and significantly reduce debt continues to be pursued. Capital expenditures are under severe scrutiny. A very strong effort will be made to keep working capital days unchanged, despite additional challenges arising from recent events. Cost reduction programs have been implemented throughout the company. The divestment of non-core businesses and consistently under-performing core businesses is proceeding according to plan. The scope of this divestment program will be expanded in order to strengthen core businesses in stable and profitable markets.

After a thorough review of all the consequences of recent events, Ahold will announce specific targets for debt reduction.

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Control and compliance
Last year Ahold launched a company-wide initiative to strengthen controls and compliance. In view of recent events, this program will be stepped up to ensure that the highest possible standards of controls, compliance, disclosures and codes of professional conduct apply throughout all Ahold group companies. Ahold's business principles, policy guidelines and codes of professional conduct will be strictly enforced.

Revised outlook
Prior to the discovery of the overstatements of U.S. Foodservice operating earnings, Ahold's fiscal year 2002 earnings were within the guidance given by the company on November 19, 2002 of an earnings per share decline of 6-8% excluding goodwill amortization, exceptional charges and currency impacts. As a consequence of primarily the U.S. Foodservice overstatement, Ahold's 2002 net earnings and earnings per share under Dutch GAAP and U.S. GAAP will be significantly lower than previously expected.

                                     -END-

Disclaimer

Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. The company intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements include, but are not limited to, statements as to the expected impact of the US Foodservice overstatements, the expected impact of the proportionale consolidation of joint ventures and the matters relating to the Disco operations, statements as to expected earnings, expectations as to the impact of cashflow and debt reduction plans, expectations as to 2002 earnings per share, expectations as to working capital efficiencies, expectations as to proposed divestitures, statements as to expected liquidity and available sources of funds, including the new bank facility, and statements as to the expected impact of changes in accounting standards. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include the effect of general economic conditions and changes in interest rates, matters relating to or in connection with the U.S. Foodservice overstatements, the proportionate consolidation of joint ventures and Disco, including the outcome of investigations relating to the foregoing, the impact of the proportional consolidation on Ahold's U.S. GAAP results, the potential adverse impact of the announcements in this press release on Ahold's results of operations and liquidity, the ability of Ahold to satisfy the conditions precedent to the new bank facility and to operate pursuant to its terms, Ahold's liquidity needs exceeding expected levels and amounts available under its credit fascilites, the ability of Ahold to maintain normal terms with suppliers and vendors, the ability to attract and retain new management, and the ability of Ahold to implement successfully its cashflow and debt reduction plan as well as its divestment program, and other factors discussed in the company's public filings. Many of these factors are beyond the company's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. For a more detailed discussion of certain of these and other risks and factors, see the company's Annual Report on Form 20-F for its most recent fiscal year. The company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

Outside The Netherlands Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold".
Ahold Corporate Communications: +31.75.659.57.20

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